UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

LATIN AMERICAN TELECOMMUNICATIONS VENTURE COMPANY – LATVCO

(Exact name of registrant as specified in its corporate charter)

Nevada	033-55254-40	87-0485311
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

1981 Marcus Avenue
Suite C219
Lake Success, New York 11042
(Address of principal executive offices)

(212) 481-6407
(Issuer’s telephone number)

LATIN AMERICAN TELECOMMUNICATIONS VENTURE COMPANY – LATVCO

Latin American Telecommunications Venture Company - LATVCO
1981 Marcus Avenue
Suite C219
Lake Success, New York 11042
Attn: David Bakhshi, Chief Executive Officer
_________
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or before April 13, 2007, to holders of record on March 19, 2007, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Latin American Telecommunications Venture Company - LATVCO, a Nevada corporation (“LATV” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On April 13, 2007 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Share Exchange”) with Avallon 7, Inc., a Nevada corporation (“Avallon”) and the shareholders of Avallon (the “Shareholders”). On the Closing Date, the Company acquired all of the issued and outstanding capital stock of Avallon from the Shareholders on a ten for three basis in exchange for an aggregate of 30,000,000 of newly-issued shares of the Company’s Common Stock (the “Exchange”). The Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Share Exchange resulted in a change in control of the Company. As a result, Hank Vanderkam, the current director of the Company, will resign effective upon the 10th day following the mailing of this Information Statement and two directors of Avallon will become new directors of the Company effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of the completion of the Share Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE SHARE EXCHANGE

Under the terms of the Share Exchange: (i) the Company will acquire all of the issued and outstanding capital stock of Avallon from the Stockholder in exchange for an aggregate of 30,000,000 newly-issued shares of the Company’s Common Stock; and (ii) the exchange will qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Act”) and under the applicable securities laws of the state or jurisdiction where the Stockholder resides.

Agreement of Director to Resign

In connection with entering into the Share Exchange, Mr. Vanderkam will resign as director of the Company. The resignation of Mr. Vanderkam in his individual capacity as a director of the Company, is effective upon the 10th day following the mailing of this Information Statement.

Upon the 10th day following the mailing of this Information Statement, Mr. Thomas Calabro will become a new director of the Company. Mr. David Bakhshi has been appointed to the Company’s Board of Directors effective immediately.

BUSINESS

Information concerning the business of the Company and its results of operations and financial condition (including those of Avallon) are incorporated by reference to its report on Form 8-K, as filed with the SEC on April 13, 2007, and is available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

The authorized capital stock of LATV currently consists of 99,000,000 shares of common stock, par value $.001 per share, of which prior to the Exchange there are 2,600,000 issued and outstanding shares of common stock, and 1,000,000 shares preferred stock, par value $.001, of which no shares are issued or outstanding. After giving effect to the Exchange, there are 34,300,000 issued and outstanding shares of common stock. All of the issued and outstanding shares of common stock of Avallon will be held by LATV as a result of the Exchange. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Certificate of Incorporation and Bylaws of LATV, copies of which are filed as exhibits to its SEC reports.

Common Stock

Holders of shares of the common stock of LATV are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of common stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, our Board does not anticipate declaring any cash dividends for the foreseeable future. We have not paid any cash dividends on our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stockholdings Following the Share Exchange

The following table sets forth the beneficial ownership of LATV’s common stock as of March 19, 2007, after giving effect to the Closing, for each beneficial owner of five percent or more of LATV’s common stock. The Closing occurred immediately following the cancellation of 93,600 shares of LATV’s common stock held by LATV’s sole director and majority shareholder. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Owner after Closing	Percentage of Class
Common	David Bakhshi	5,055,000	14.74%
Common	Havemeyer Ave, LLC (1)	5,055,000	14.74%
Common	A.B. Aruba, Inc. (2)	6,420,000	18.72%

(1)	Aaron Movtady directly owns 1,200,000 shares of Common Stock of LATV and has voting and dispositive rights over the 5,055,000 shares of Common Stock of LATV held by Havemeyer Ave, LLC.
(2)	Eli Ovada has voting and dispositive rights over the shares of Common Stock of LATV held by A.B. Aruba, Inc.

* Unless otherwise noted, the address is that of the Company’s.

The following table sets forth the beneficial ownership of LATV’s common stock as of March 19, 2007, after giving effect to the Closing, for each director, each executive officer named in the Summary Compensation Table herein, and by all directors and executive officers of LATV as a group. The Closing occurred immediately following the cancellation of 93,600 shares of LATV’s common stock held by LATV’s sole director and majority shareholder. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Owner after Closing	Percentage of Class
Common	David Bakhshi	5,055,000	14.74%
Common	Thomas Calabro	600,000	1.75%
Common	All Directors and Officers as a Group (two persons)	5,655,000	16.49%

* Unless otherwise noted, the address is that of the Company’s.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the above identified persons has:

(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Share Exchange, David Bakhshi and Thomas Calabro will become directors of the Company, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. Havenmeyer Ave, LLC and A.B. Aruba, Inc., who will each be 10% holders of the Company’s common stock following the Share Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

Certain Relationships and Related Transactions

None.

MANAGEMENT OF THE COMPANY

Board of Directors and Management Prior to the Share Exchange

The Company’s Bylaws provide that it shall have a minimum of one director on the Board of Directors at any time. Vacancies, resulting from the resignation or removal of directors for cause or without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the closing of the Share Exchange are as follows:
Name	Age	Position
Hank Vanderkam	62	President, Secretary/Treasurer and Director

The above-named director served as director prior to the closing of the Share Exchange, and Mr. Vanderkam will resign as Director immediately effective upon the 10th day following the mailing of this Information Statement.

Hank Vanderkam. Mr. Vanderkam was elected Director on July 1, 1994 and President as of December 1, 2000. Prior thereto, Mr. Vanderkam served as Secretary Treasurer of the Company a positions he still holds. Mr. Vanderkam is both a certified public accountant and attorney and practices law in Houston, Texas.

During the year ended December 31, 2006, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

Committees of the Board of Directors

Currently, the Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Share Exchange.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After the Share Exchange

David Bakhshi, listed below, has been elected as a Director and appointed as Chief Executive Officer and President of the Company, effective immediately. Thomas Calabro, listed below, has been appointed as Chief Financial Officer of the Company, effective immediately.

The following identifies each of the directors and executive officers of the Company who will take office following the expiration of the ten day time period following the mailing of this

Information Statement. Prior to the execution of the Share Exchange, none of the directors to be appointed at or following the Share Exchange were an officer or director of or held any position with the Company, nor were they known to own any shares of the Company’s Common Stock.
Name	Age	Position(s) With the Company
David Bakhshi	45	Chairman of the Board, Chief Executive Officer and President
Thomas Calabaro	60	Chief Financial Officer and Director

David Bakhshi. Mr. Bakhshi has served as President and Director of Avallon since Avallon’s inception on August 8, 2006. He has senior executive experience in marketing to consumers, operations and financial administration in the residential mortgage origination industry. He is president of Ameritrust Mortgage Bankers, Inc., a firm specializing in marketing residential mortgage products and served with the firm for the past 12 years. Mr. Bakhshi previously held senior management positions at two other residential mortgage companies and he developed and sold residential real estate properties.

Thomas Calabaro. Mr. Calabro has senior executive experience in operations and financial administration in the residential mortgage origination industry. He is Director of Operations for Ameritrust Mortgage Bankers, Inc., a firm specializing in marketing residential mortgage products and served with the firm for the past year. Previously, Mr. Calabro was senior vice president, residential lending for USA Bank in 2006. From 1997 to 2006, Mr. Calabro had a broad range of operational responsibilities for USA Mortgage Bankers of America, Inc. and served as Vice President.

None of the above has received any compensation from the Company prior to the Share Exchange, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

Indebtedness of Management

None.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Avallon has paid no cash compensation to its executive officers since inception. While no compensation program was in place to provide compensation for executive officers and other key employees of Avallon who were serving as of November 30, 2006, LATV may establish a compensation program in the future, including options and other compensatory elements. As of November 30, 2006, Avallon had not entered into any employment agreements with any of the named executive officers.

The following table sets forth the summary information concerning all cash and non-cash compensation awarded to, earned by or paid to all executive officers and other key employees of Avallon who were serving as of November 30, 2006, for services in all capacities. *

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
David Bakhshi, CEO	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

* Mr. Calabro was neither a director of nor the Chief Financial Officer of nor employed in any capacity by Avallon prior to November 30, 2006.

As of as of November 30, 2006, Avallon did not have any “Grants of Plan-Based Awards”, “Outstanding Equity Awards at Fiscal Year-End”, “Option Exercises and Stock Vested”, “Pension Benefits”, or “Nonqualified Deferred Compensation”. Nor did Avallon have any “Post-Employment Payments” to report.

Compensation of Directors

Avallon has paid no compensation to its directors since inception. All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director’s and/or committee meetings. The Company may establish other compensation plans (e.g. options, cash for attending meetings, etc.) in the future.
LITIGATION

As of April 13, 2007, there is no outstanding litigation.

INDEMNIFICATION POLICY

Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

On the tenth day following the mailing of this Information Statement to the Company’s stockholders, Thomas Calabro will serve as a director of the Company, and, along with David Bakhshi, will constitute the entire board of the directors of the Company.

The Board of Directors

April 13, 2007

David Bakhshi

Chairman of the Board